Exhibit 99.3

PINTEC TECHNOLOGY HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: PT)

Form of Proxy for Extraordinary General Meeting

to be held on May 7, 2021

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Pintec Technology Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”), par value US$0.000125 per share, of the Company (the Class A Ordinary Shares and the Class B Ordinary Shares together, the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “Meeting”) to be held at Floor 9, Room Jupiter, Heng An Building, No. 17, East 3rd Ring Road, Chaoyang, Beijing on May 7, 2021 at 10 a.m. (local time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on April 7, 2021 (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Class A Ordinary Share is entitled to one vote on all matters. The quorum of the Meeting is one or more shareholders present in person or by proxy representing at least an aggregate of one-third of the Ordinary Shares in issue and entitled to attend and vote at the Meeting. This Form of Proxy and the accompanying Meeting Notice will be first emailed to the shareholders of the Company on or about April 7, 2021.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) filing with the Company, at the Company’s office set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s office (to the attention of the Investor Relations Department) at 9/F Heng An Building, No. 17 East 3rd Ring Road, Chaoyang District, Beijing, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the Meeting.

PINTEC TECHNOLOGY HOLDINGS LIMITED

(incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: PT)

Form of Proxy for Extraordinary General Meeting

to be held on May 7, 2021

(or any adjournment(s) or postponement(s) thereof)

I/We                 of                 , being the registered holder of                  ordinary shares, (Note 1) par value US$0.000125 per share, of Pintec Technology Holdings Limited (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting(Note 2) or                  of                  as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Floor 9, Room Jupiter, Heng An Building, No. 17, East 3rd Ring Road, Chaoyang, Beijing and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (Note 3)

	RESOLUTION	FOR	AGAINST	ABSTAIN

1.	The resolution as set out in Section 1 of the Notice of Extraordinary General Meeting regarding the change of the authorized share capital of the Company.

2.	The resolution as set out in Section 2 of the Notice of Extraordinary General Meeting regarding the amendment and restatement of the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as attached thereto as Exhibit A.

Dated , 2021	Signature(s) (Note 4)

Notes:

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his/her discretion on any amendment to the resolution referred to in the Notice of Extraordinary General Meeting which has been properly put to the Extraordinary General Meeting.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.